Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108446

Prospectus Supplement dated June 16, 2008
(To Prospectus dated October 23, 2006)

To Persons Eligible to Participate
in Xcel Energy Inc.’s

Dividend Reinvestment and

Cash Payment Plan

As a result of the merger between The Bank of New York and Mellon Financial Corporation, effective June 16, 2008, the address for the agent for the Dividend Reinvestment and Cash Payment Plan (the “Plan”) has changed. You can contact the Agent at 1-877-778-6786 between the hours of 8:00 A.M. and 8:00 P.M. Eastern Time, Monday through Friday, or you can contact the Agent at the following address:

BNY Mellon Shareowner Services
Attention: Investor Services — Xcel Energy
P.O. Box 358035
Pittsburgh, PA 15252-8035

Please include in your letter a telephone number where you may be reached during business hours.

Alternatively, you may visit the Agent’s website at www.bnymellon.com/shareowner/isd. If you are a new Participant, you will establish a Personal Identification Number ( PIN) when you set up your account. If you are an existing Participant, you can gain access by using the 12-digit Investor Identification Number (IID) which can be found in a bolded box on your dividend check stub, statement or advice to establish a PIN. In order to access your account online, you will be required to complete an account activation process. This one-time authentication process will be used to validate your identity in addition to your 12-digit IID and self-assigned PIN.

Also, effective June 16, 2008, several changes will be made to the operation of the Plan. First, if you choose partial dividend reinvestment, you will specify the number of shares on which you would like to receive cash dividends. Dividends on the remaining shares will be reinvested in additional shares of our common stock. Please note that you may not elect partial dividend reinvestment with respect to preferred shares.

Second, as communicated to shareholders previously, paper stock certificates will no longer be issued and all shares will be held electronically in your name by BNY Mellon Shareowner Services, Xcel Energy’s new transfer agent.

Third, if you decide to discontinue reinvestment under the plan, unless you have requested that some or all of the Plan shares be sold, the Agent will continue to hold your shares on your behalf.

For questions regarding these changes or any other matters relating to the Plan or your account, please contact the Agent at the address or telephone number listed above.

This letter constitutes part of your prospectus for the Plan and we suggest that you retain it for future reference.

June 16, 2008